Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$1,250,000.00	$38.88

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,533,490.09 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $38.88 is offset against the registration fee due for this offering and of which $1,533,451.71 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement

To prospectus dated May 30, 2006,

prospectus supplement dated May 30, 2006,

product supplement no. 220-I dated November 5, 2007 and

underlying supplement no. 1030 dated December 3, 2007

Registration Statement no. 333-134553 Dated December 6, 2007 Rule 424(b)(2)

LEHMAN BROTHERS HOLDINGS INC.

$1,250,000

100% Principal Protection Notes Linked to a Basket of International Indices

Summary Description

The 100% Principal Protection Notes Linked to a Basket of International Indices (the “Notes”) are designed for investors who seek principal protection and an exposure to 90% participation in any appreciation of a diversified Basket consisting of three international indices from the Pricing Date to the Valuation Date. The Basket, which consists of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index and the FTSE 100 Index®, allows investors the opportunity for diversification.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Size:	$1,250,000
Pricing Date:	December 6, 2007
Settlement Date:	December 11, 2007
Valuation Date:	December 7, 2011††
Maturity Date:	December 11, 2011††
Term:	4 years
Basket:	The Notes are linked to a basket consisting of the following three indices (each, a “Basket Index” and, collectively, the “Basket Indices”):

Basket Index	Bloomberg Ticker	Basket Index Starting Level	Basket Index Weighting
Dow Jones EURO STOXX 50® Index	SX5E	4,414.66	50.00%
Nikkei 225SM Index	NKY	15,874.08	30.00%
FTSE 100 Index®	UKX	6,485.60	20.00%

Participation Rate:	90.00%
Principal Protection:	100%
No Interest Payments:	There will be no interest payment during the term of the Notes.
Payment at Maturity (per $1,000):	At maturity you will receive a cash payment per $1,000 principal amount Note of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

If the Basket Return is greater than zero, the Additional Amount per $1,000 principal amount Note paid at maturity will equal the principal amount times the Basket Return times the Participation Rate. Accordingly, if the Basket Return is positive, the Additional Amount will be calculated as follows:

$1,000 × Basket Return × Participation Rate.

If the Basket Return is zero or negative, the Additional Amount will be $0.

Basket Return:	Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	1,000
Basket Ending Level:

The Basket closing level on the Valuation Date. On the Valuation Date, the Basket closing level will be calculated as follows:

1,000 × [1+ (the Dow Jones EURO STOXX 50® Index Return × 50.00%) + (the Nikkei 225SM Index Return × 30.00%) + (the FTSE 100 Index® Return × 20.00%)]

The “Dow Jones EURO STOXX 50® Index Return,” the “Nikkei 225SM Index Return” and the “FTSE 100 Index® Return” are the performances of the respective Basket Indices, expressed as percentages, from the respective Basket Index closing levels on the Pricing Date to the respective Basket Index closing levels on the Valuation Date.

Denominations:	$1,000 per Note and integral multiples of $1,000 in excess thereof
Minimum Investment:	$10,000
CUSIP:	52517P5N7
ISIN:	US52517P5N72

†

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 220-I.

Investing in the 100% Principal Protection Notes Linked to a Basket of International Indices involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 220-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1030 and “ Selected Risk Factors” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 1030 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$1,250,000.00	$0.00	$1,125,000.00

(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

December 6, 2007	MTNI558

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. 220-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 1030 (which describes each of the Basket Indices, as defined herein, including risk factors specific to each). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 1030, this pricing supplement and any other relevant terms supplement for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous communications concerning the Notes. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 220-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 220-I and “Risk Factors” in the accompanying underlying supplement no. 1030, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 220-I dated November 5, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507234837/d424b2.htm

•	Underlying supplement no. 1030 dated December 3, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507257980/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•

Your Investment in the Notes May Not Appreciate: The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

•

The Notes Have Uncapped Appreciation Potential Which May be Limited By the Participation Rate: The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket, which in turn will be reduced by the Participation Rate. The Notes provide the opportunity to participate in equity returns by multiplying a positive Basket Return by a Participation Rate of 90%. Since the Participation Rate is less than 100%, the Payment at Maturity you receive will not fully reflect the performance of the Basket, but a reduced percentage thereof.

•	Diversification Among the Basket Indices: The return of the Notes is linked to a Basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index and the FTSE 100 Index®. The Dow Jones

EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Eurozone. The Nikkei 225SM Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange, representing a broad cross-section of Japanese industries. The FTSE 100 Index® is a market-capitalization weighted index of the 100 largest UK-domiciled companies. For additional information about each Basket Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index”, “The Nikkei 225SM Index” and the “FTSE 100 Index®” in the accompanying underlying supplement no. 1030.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of 5.1725%, compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 principal amount Note is $1,226.63 due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals (even though you will not receive any periodic payments of interest on the Notes), and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 220-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 220-I, in the “Risk Factors” section of the accompanying underlying supplement no. 1030 and in the “Risk Factors” section in the MTN Prospectus Supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

•

No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Notes Might Not Pay More Than the Principal Amount: You may receive a lower Payment at Maturity than you would have received if you had invested in any of the stocks included in the Basket Indices or contracts related to the Basket Indices. If the Basket Ending Level is not above the Basket Starting Level, the Additional Amount will be zero. This will be true even if the level of the Basket was above the Basket Starting Level at some time during the term of the Notes.

•

The Basket Indices Are Not Equally Weighted: The Basket, in part, consists of three Basket Indices that each have different weightings. One consequence of such unequal weighting is that the same percentage change in a Basket Index with a larger weighting would have a greater effect on the Basket Ending Level than the same percentage change in a Basket Index with a smaller weighting.

•

Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a basket composed of three Basket Indices. At a time when the level of one or more of the Basket Indices increases, the level of one or more of the other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or more than offset, by lesser increases or declines in the level of one or more of the Basket Indices.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

•

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

•

The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect Any of the Basket Indices: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index and the FTSE 100 Index® are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your Payment at Maturity.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes, and such compensation may serve as an incentive to sell these Notes instead of other investments.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us, and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

•

Credit of Issuer: An investment in the Notes will be subject to the credit risk of Lehman Brothers Holdings Inc., and the actual and perceived creditworthiness of Lehman Brothers Holdings Inc. may affect the market value of the Notes. Because the Notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

You Must Rely on Your Own Evaluation of the Merits of an Investment in the Notes: In the ordinary course of their businesses Lehman Brothers Holdings Inc., or its respective affiliates, may from time to time express views on expected movements in the levels of the Basket, the Basket Indices or the stocks underlying the Basket Indices. These views are sometimes communicated to clients that are active participants in the equity markets. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons, may be inconsistent with the investment view implied in the Notes and are subject to change. In connection with your purchase of the Notes, you should investigate the equity markets and not rely on views that may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to the future performance of the Basket, the Basket Indices or the stocks underlying the Basket Indices.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 220-I.

•

The Closing Levels of the Basket Indices on the Valuation Date May be Below the Closing Levels of the Basket Indices at the Maturity Date or at Other Times During the Term of the Notes: Because the Basket Ending Level is calculated based on the closing levels of the Basket Indices on the Valuation Date and not on the Maturity Date or any other date during the term of the Notes, significant volatility in the closing levels of the Basket Indices at or around the time of the Valuation Date could materially affect the Payment at Maturity. For example, a significant decline in the closing levels of the Basket Indices on the Valuation Date would result in a corresponding decline in the Payment at Maturity notwithstanding a significant increase in the closing levels of the Basket Indices on any date or dates subsequent to the Valuation Date. Under these circumstances, you may receive a lower Payment at Maturity than you would have received if you had invested in the stocks underlying the Basket Indices or contracts relating to the Basket Indices for which there is an active secondary market, the value of which could be realized on any date or dates other than, or in addition to, the Valuation Date.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the hypothetical payment amount on the Notes at their maturity, for a hypothetical range of performance of the Basket for a Basket Return of –50% to +50%. It reflects the Basket Starting Level of 1,000 and the Participation Rate of 90.00%. The hypothetical Payment at Maturity examples set forth below are for illustrative purposes only and may not be the actual Payment at Maturity. The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Basket Return	Hypothetical Basket Ending Level	Hypothetical Total Payment at Maturity per $1,000 Note	Hypothetical Total Rate of Return	Hypothetical Annualized Pre- Tax Rate of Return
-50%	500.00	$1,000.00	0.00%	0.00%
-40%	600.00	$1,000.00	0.00%	0.00%
-30%	700.00	$1,000.00	0.00%	0.00%
-20%	800.00	$1,000.00	0.00%	0.00%
-10%	900.00	$1,000.00	0.00%	0.00%
0%	1,000.00	$1,000.00	0.00%	0.00%
10%	1,100.00	$1,090.00	9.00%	2.18%
20%	1,200.00	$1,180.00	18.00%	4.22%
30%	1,300.00	$1,270.00	27.00%	6.16%
40%	1,400.00	$1,360.00	36.00%	7.99%
50%	1,500.00	$1,450.00	45.00%	9.73%

Example 1—The level of the Basket increases from the Basket Starting Level of 1,000 to a Basket Ending Level of 1,200. Because the Basket Ending Level is 1,200 and the Basket Starting Level is 1,000, the Basket Return is 20%, calculated as follows:

(1,200 – 1,000)/1,000 = 20%

Because the Basket Return is 20% and the Participation Rate is 90.00% the Additional Amount is equal to $180 and the Payment at Maturity is equal to $1,180 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20% × 90.00%) = $1,180

Example 2—The level of the Basket decreases from the Basket Starting Level of 1,000 to a Basket Ending Level of 800. Because the Basket Ending Level is 800 and the Basket Starting Level is 1,000, the Basket Return is -20%, calculated as follows:

(800 – 1,000)/1,000 = -20%

Because the Basket Return is -20%, the Additional Amount is equal to $0 and the Payment at Maturity is equal to $1,000 per $1,000 principal amount Note.

Historical Information

The following graphs set forth daily historical performance of the Dow Jones EURO STOXX 50® Index, the Nikkei 225SM Index and the FTSE 100 Index® from December 6, 2002 through December 6, 2007. The closing level of the Dow Jones EURO STOXX 50® Index on December 6, 2007 was 4,414.66. The closing level of the Nikkei 225SM Index on December 6, 2007 was 15,874.08. The closing level of the FTSE 100 Index® on December 6, 2007 was 6,485.60.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Valuation Date. We cannot give you assurance that the performance of the Basket Indices will result in a Payment at Maturity in excess of the principal amount.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and the Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.